July 25, 2024

Thomas E. Long
Co-Chief Executive Officer
Energy Transfer LP
8111 Westchester Drive, Suite 600
Dallas, TX 75225

       Re: Energy Transfer LP
           Registration Statement on Form S-3
           Filed July 17, 2024
           File No. 333-280849
Dear Thomas E. Long:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jackson A. O'Maley